[redacted]堅時律師事務所

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08002578

RECEIVED
2008 MAY 19 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
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Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
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Europe & Middle East
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Cairo
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Frankfurt / Main
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London
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Paris
Prague
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North & South America
Bogota
Brasilia
Buenos Aires
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Chicago
Chihuahua
Dallas
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Houston
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Mexico City
Miami
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Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
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Tijuana
Toronto
Valencia
Washington, DC

May 13, 2008

Our ref: 32002208-000004

PROCESSED
MAY 2 1 2008
THOMSON REUTERS

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 9, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.P. Ingrid Chiu

Joyce Ip / Ingrid Chiu

Encl.

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on May 9, 2008:

1. NOTICE OF ANNUAL GENERAL MEETING - by China Shipping Container Lines Company Limited, released on May 9, 2008.
2. FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 26 JUNE, 2008 - by China Shipping Container Lines Company Limited, released on May 9, 2008.
3. REPLY SLIP (FOR ANNUAL GENERAL MEETING) - by China Shipping Container Lines Company Limited, released on May 9, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2007 ("**AGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 2:00 p.m. on Thursday, 26 June, 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the audited financial statements and the auditors' report of the Company as at and for the year ended 31 December, 2007;

2. to consider and approve the proposed profit distribution plan of the Company for the year ended 31 December, 2007;

3. to consider and approve the report of the board of directors of the Company (the "**Board**") for the year ended 31 December, 2007;

4. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2007;

5. to consider and approve the annual report and its summary of the Company prepared under the requirements of the Shanghai Stock Exchange for the year ended 31 December, 2007;

6. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants as the Company's international auditor, to hold office for the year 2008, and to authorise the audit committee of the Board to determine its remuneration;

7. to consider and approve the appointment of Vocation International Certified Public Accountants as the Company's PRC auditor, to hold office for the year 2008, and to authorise the audit committee of the Board to determine its remuneration;

8. to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2008;

9. to consider and ratify the increase in remuneration of the directors and supervisors of the Company who concurrently occupy management positions of the Company for the year ended 31 December, 2007;

10. to consider and approve the appointment of Mr. Kou Laiqi as a supervisor of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010 and the resignation of Mr. Tu Shiming as a supervisor of the Company.

The brief biographical details of Mr. Kou Laiqi are set out in Note (J) to this notice pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"); and

11. to consider and approve amendments to parts of the methods for the implementation of the H share share appreciation rights (the "**Rights**") scheme (the "**Scheme**") of the Company (the "**Methods**"), details of which are set out in Note (I) to this notice.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
9 May, 2008

Notes:

(A) The Board has recommended a final dividend (inclusive of tax where applicable) for the year ended 31 December, 2007 of RMB0.04 per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company ("**Shareholders**"), it is expected to be paid on 7 July, 2008 to those holders of H shares whose names appear on the register of H shares members of the Company ("**Register of Members**") at the close of business on Thursday, 26 June, 2008.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2007 final dividend to holders of A shares.

For the purpose of holding the AGM, the Register of Members will be closed from Tuesday, 27 May, 2008 to Thursday, 26 June, 2008 (both days inclusive), during which period no transfer of H shares of the Company will be registered. Holders of H shares whose names appear on the Register of Members at the close of business on Thursday, 26 June, 2008 are entitled to attend and vote at the AGM.

In order to attend the AGM and to qualify for the final dividend, holders of the Company's H shares shall lodge all transfer documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, ("**Computershare**") not later than 4:30 p.m. on Monday, 26 May, 2008.

The address of Computershare is as follows:

Room 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of H shares, who intend to attend the AGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, 6 June, 2008.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai 200122
the People's Republic of China

Tel: (86) 21 6596 6666
Fax: (86) 21 6596 6813

(C) Each holder of H shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Computershare at Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) If a proxy attends the AGM on behalf of a Shareholder, he should produce his identity card and the form of proxy signed by the Shareholder or his legal representative or his duly authorised attorney, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board or other authorities or other notarised copy of the licence issued by such legal person Shareholder.

(G) Pursuant to Articles 8.25 to 8.27 of the articles of association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(H) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(I) Reference is made to the Company's circular dated 26 August, 2005 and the Company's notices of annual general meeting dated 18 April, 2006 and 30 April, 2007 respectively, setting out, amongst others, a summary of the principal terms of the Scheme and the Methods as well as the amendments thereof.

The following is a summary of the principal amendments proposed by the Board to Chapter 10 of the Methods:

(i) Bonus issue

Units of the Rights (after adjustment) = units of the Rights (before adjustment) x [original total share capital + number of bonus shares] ÷ original total share capital

(ii) Split of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) x split multiples

(iii) Repurchase of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) x [original total share capital – number of shares repurchased] ÷ original total share capital

(iv) Consolidation of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) ÷ consolidation multiples

The abovementioned amendment is also applicable to the adjustment of the exercise price of the Rights and units number of the Rights as a result of the bonus issue on the basis of 5.5 bonus shares for every 10 existing shares implemented in 2007 by the Company.

(J) Mr. Kou Laiqi, aged 57, graduated from Correspondence College of the Party School of the Community Party of China in 2001, majoring in Economic Management.

Mr. Kou Laiqi is currently the leader of the Party Disciplinary Group of China Shipping (Group) Company and the chairman of the supervisory committee of China Shipping Development Co., Ltd. He was the deputy head of Organizing Department and the officer of Human Resources Department of Shanghai Marine Bureau, and the Head of Organizing Department of China Shipping (Group) Company. He has been the secretary to the disciplinary committee and a member of Party Committee of China Shipping (Group) Company since December 1997. Mr. Kou has extensive experience in management of shipping enterprise. Save as disclosed above, Mr. Kou Laiqi has not previously held and is not holding any position with the Company or any of its subsidiaries, has not held any directorship in any listed public company in the last three years, has no other major appointments and qualifications, and does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Kou does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this notice. There is no information which is required to be disclosed by Mr. Kou under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Kou will enter into a service contract with the Company in his position as a supervisor of the Company and the length of service will be from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. Mr. Kou will not receive any remuneration from the Company.

The Board as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen, Mr. Jim Poon (also known as Pan Zhanyuan) and Mr. Shen Zhongying, being independent non-executive directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 26 JUNE, 2008

No. of H shares to which this form of proxy relates[1]	

I/We[2] ______________________________

of ______________________________

being shareholder(s) of China Shipping Container Lines Company Limited (the "**Company**") hereby appoint[3] the Chairman of the Meeting (as defined below)

or ______________________________

of ______________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "**PRC**") on Thursday, 26 June, 2008 at 2:00 p.m. (see Note A) (the "**Meeting**") as hereunder indicated in respect of the resolution set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS *(see Note A)*	For[4]	Against[4]	Abstain[4]
1.	to consider and approve the audited financial statements and the auditors' report of the Company as at and for the year ended 31 December, 2007;			
2.	to consider and approve the proposed profit distribution plan of the Company for the year ended 31 December, 2007;			
3.	to consider and approve the report of the board of directors of the Company (the "**Board**") for the year ended 31 December, 2007;			
4.	to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2007;			
5.	to consider and approve the annual report and its summary of the Company prepared under the requirements of the Shanghai Stock Exchange for the year ended 31 December, 2007;			
6.	to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants as the Company's international auditor, to hold office for the year 2008, and to authorize the audit committee of the Board to determine its remuneration;			
7.	to consider and approve the appointment of Vocation International Certified Public Accountants as the Company's PRC auditor, to hold office for the year 2008, and to authorize the audit committee of the Board to determine its remuneration;			
8.	to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2008;			
9.	to consider and ratify the increase in remuneration of the directors and supervisors of the Company who concurrently occupy management positions of the Company for the year ended 31 December, 2007;			
10.	to consider and approve the appointment of Mr. Kou Laiqi as a supervisor of the Company with effect from the conclusion of the Meeting until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010 and the resignation of Mr. Tu Shiming as a supervisor of the Company;			
11.	to consider and approve amendments to parts of the methods for the implementation of the H share share appreciation rights (the "Rights") scheme (the "Scheme") of the Company (the "Methods"), details of which are set out in Note (I) to the notice of the Meeting.			

Note A: Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 9 May, 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Date: ______________________________ Signature(s)[5]: ______________________________

Notes:

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "ABSTAIN". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
6. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto
7. To be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807,18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong,, not less than 24 hours before the time appointed for the Meeting.

APPENDIX TO RESOLUTION NO. 11

Reference is made to the Company's circular dated 26 August, 2005 and the Company's notices of annual general meeting dated 18 April, 2006 and 30 April 2007 respectively, setting out, amongst others, a summary of the principal terms of the Scheme and the Methods as well as the amendments thereof.

The following is a summary of the principal amendments proposed by the Board to Chapter 10 of the Methods:

(i) Bonus issue

Units of the Rights (after adjustment) = units of the Rights (before adjustment) × [original total share capital + number of bonus shares] ÷ original total share capital

(ii) Split of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) × split multiples

(iii) Repurchase of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) × [original total share capital – number of shares repurchased] ÷ original total share capital

(iv) Consolidation of shares

Units of the Rights (after adjustment) = units of the Rights (before adjustment) ÷ consolidation multiples

The abovementioned amendment is also applicable to the adjustment of the exercise price of the Rights and units number of the Rights as a result of the bonus issue on the basis of 5.5 bonus shares for every 10 existing shares implemented in 2007 by the Company.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP
(FOR ANNUAL GENERAL MEETING)

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 2:00 p.m. on Thursday, 26 June, 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ______________ Signature(s): ______________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **block letters**.

2. Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 6 June, 2008 personally or by mail or by fax (fax number: (86) 21 6596 6813).

4. Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 9 May, 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END